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"Cross Me" feat. Lil Baby and Plies

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$100 Current Bid

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MY CURRENT BIDS

My Reserved Units	0
My Total Cost	$0
Simulated Royalties (Last 12 mos)	$0.00

$1,895 Last 12 Months Royalties Paid

$8.81 Royalties Paid Per Unit (last 12 months)

TOTAL SONGSHARES

11.63% Of 215 SongShare Goal

$100
Current Bid

25/190
Reserved Units | Available Units

Total Units 215

Track Details


YoungBoy Never Broke...
YouTube



Cross Me (feat. Lil Baby and Plies)

YoungBoy Never Broke Again

2018-12-19



YoungBoy Never Broke Again

Artist

Spotify: **52.2M** Streams

YouTube: **33.7M** Views

pandora: **41.9M** Streams

Description

Type of Rights: Writer's Share

Type of Income: Public Performance

Paid By: Royalty Exchange

Term (Life or Yrs): Life of copyright

READ VIP AUCTION FAQS

VIDEO HELP ON BIDDING

50% of Songwriter's Share

PREVIOUS 4 QUARTERS REVENUE: $1,895 (at 50%)

Royalty Exchange pays royalties quarterly.

Detailed Data Here

Summary Overview

The "YoungBoy NBA – Cross Me" Music Royalty Asset is the underlying asset of the "YoungBoy NBA – Cross Me" Royalty Share Agreement (the "Agreement"). The Agreement contains fifty percent (50%) of the songwriter's share of performance income paid by Royalty Exchange from the composition listed below.

About YoungBoy Never Broke Again and "Cross Me"

Originally known as NBA YoungBoy, YoungBoy Never Broke Again is a highly prolific rapper from Baton Rouge, Louisiana, who has attracted a loyal following for his uncompromising street narratives. His debut album, the platinum-certified *Until Death Call My Name*, hit the Top Ten of the Billboard 200 when it appeared in 2018, and the rapper followed up that effort with multiple releases that year, including the album *Realer* which includes track "Cross Me." That album was also subsequently certified platinum in the United States.

YoungBoy Never Broke Again's 2019 mixtape, *AI YoungBoy 2,* topped the Billboard 200 chart. The rapper remained in the upper reaches of the chart in 2020 with multiple mixtapes before hitting number one with his sophomore album, *Top*. He closed his whirlwind year with yet another mixtape and a collaboration with Rich the Kid, *Nobody Safe*. YoungBoy returned to the top of the Billboard 200 with 2021's *Sincerely, Kentrell*, additionally collaborating with Birdman for the mixtape *From the Bayou* and releasing the 2022 mixtape *Colors*.

The first use recording of "Cross Me" was released by YoungBoy Never Broken Again in December 2018 and features major label artists Lil Baby and Plies. The single was certified platinum in the United States in 2020.


Career Stage
Superstar
Legendary
Superstar
Mainstream
Mid-Level
Developing

Summary Statistics

Spotify		YouTube		Instagram	
Followers	9.5M (166th)	Channel Subscribers	11.7M (269th)	Followers	10.6M (626th)
Monthly Listeners	16.4M (288th)	Channel Views	11.3B (94th)		
Popularity	84/100 (60th)	Daily Video Views	7.6M (49th)		
Playlist Reach	134.3M	Monthly Video Views	229.7M (50th)		

*Data provided by Chartmetric.com

Royalty Share Agreement Terms

The "YoungBoy NBA – Cross Me" Royalty Share Agreement will be between the songwriter and our company. Pursuant to the Agreement, SongVest will have the right to receive 50% of the songwriter's performance revenue share for the life of the copyright listed below. Revenues the company will be entitled to receive from the copyright listed below (asset) pursuant to this agreement include revenues earned in connection with the public performance of the copyright, which will be paid at the percentage interest as defined in the "YoungBoy NBA – Cross Me" Royalty Share Agreement. Sales shall be determined by reference to the royalty statements from the royalties paid to the songwriter quarterly by Royalty Exchange, which shall be conclusive and binding upon the Parties, absent manifest error.

Financial Highlights

The royalties paid over the last four quarters from the revenue stream contemplated in the "YoungBoy NBA – Cross Me" Royalty Share Agreement have averaged approximately $474 per quarter.


Royalties By Quarter
Q1 2019 - Q1 2022
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
2019
2020
2021
2022

	2019 Q1	2019 Q2	2019 Q3	2019 Q4	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2021 Q1	2021 Q2	2021 Q3	2021 Q4	2022 Q1	Last 4 Quarters
Total Royalties	$ 4,555	$ 2,775	$ 1,951	$ 1,804	$ 1,769	$ 1,224	$ 466	$ 689	$ 549	$ 456	$ 483	$ 480	$ 477	$ 1,895

The decrease in royalties from Q1 2019 to Q3 2020 was driven by reduced streaming performance royalties as the composition, whose underlying recording was released in December 2018, aged over time.

Revenue by Source

Revenue sources are shown below:

Royalties	2019				2020				2021				2022	Last 4	% of Last
By Source	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Quarters	4 Quarters
Apple Music	$ 2,905	$ 1,445	$ 886	$ 775	$ 684	$ 579	$ 211	$ 255	$ 216	$ 189	$ 194	$ 196	$ 208	$ 787	42%
YouTube	$ 947	$ 723	$ 554	$ 466	$ 438	$ 251		$ 154	$ 143	$ 126	$ 148	$ 139	$ 115	$ 529	28%
Pandora	$ 126	$ 198	$ 226	$ 235	$ 182	$ 168	$ 93	$ 94	$ 88	$ 69	$ 57	$ 64	$ 43	$ 233	12%
Spotify	$ 361	$ 252	$ 185	$ 190	$ 161	$ 109	$ 47	$ 44	$ 42	$ 41	$ 45	$ 48	$ 55	$ 189	10%
SoundCloud	$ 130	$ 98	$ 40	$ 44	$ 38	$ 32	$ 13	$ 11	$ 11	$ 10	$ 11	$ 9	$ 13	$ 43	2%
The Rest	$ 86	$ 59	$ 59	$ 95	$ 267	$ 85	$ 102	$ 132	$ 49	$ 21	$ 28	$ 25	$ 41	$ 115	6%
Total Royalties	$ 4,555	$ 2,775	$ 1,951	$ 1,804	$ 1,769	$ 1,224	$ 466	$ 689	$ 549	$ 456	$ 483	$ 480	$ 477	$ 1,895	100%

The User will notice that the table above includes a line titled “The Rest.” For the last four quarters, this primarily relates to international royalties reported to Royalty Exchange by various foreign collection societies associated with specific titles but not specific sources.

Composition:

“Cross Me” – recorded by YoungBoy Never Broken Again feat. Lil Baby and Plies

ISWC: T9300365257

BMI Work ID: 30508074

ROYALTYTRADERS LLC (DBA SONGVEST) IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. https://www.songvest.com/offering

© 2022 by RoyaltyTraders LLC dba SongVest

This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange Commission ("SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are “good” investments.

Dalmore Group LLC (“Dalmore”) is registered with the Securities and Exchange Commission (“SEC”) as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. (“FINRA”) and Securities Investor Protection Corporation (“SIPC”) and is the broker-dealer of record on this issuer direct offering.

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management’s current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company’s actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither RoyaltyTraders LLC dba SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Read the Offering Circular before you invest. https://www.songvest.com/offering

Contact Us

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LIVE TOMORROW

Keith Sweat, Charlie Wilson, and More


THE INC.
presents
LLOYD
featuring
ASHANTI

About the Catalog

This catalog features 117 compositions co-written by songwriter and producer Wirlie Morris.

About Wirlie Morris

Wirlie Morris is a world-class musician, songwriter, and chart-topping producer with multiple Grammy nominations under his belt. Producer for artists like Charlie Wilson, Keith Sweat, Blu Cantrell, Norman Brown, Boys II Men, Johnny Gill, Xscape, and Destiny's Child, Wirlie is an accomplished connoisseur in the world of professional music. With heavy influence in pop, R&B, jazz, and gospel, Wirlie combines a wide range of genres effortlessly, earning him four Grammy nominations and over 15 chart-topping hit records on the Billboard Charts.


Total Royalties
Q3 2019 - Q3 2022
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2019 2020 2021 2022

	2019		2020				2021				2022			Last
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	4 Quarters
Total Royalties	$ 3,362	$ 4,076	$ 3,356	$ 2,733	$ 3,045	$ 3,056	$ 3,686	$ 3,714	$ 4,078	$ 3,722	$ 4,000	$ 2,817	$ 7,370	$ 17,908

VIEW DETAILS

Last 12 Months Revenue:
$17,908

Auction Starts:
9/21/2022 9 AM EDT

"Cross Me" feat. Lil Baby and Plies


YOUNGBOY
REALER
NEVER BROKE AGAIN

Overview

The “YoungBoy NBA – Cross Me” Music Royalty Asset is the underlying asset of the “YoungBoy NBA – Cross Me” Royalty Share Agreement (the “Agreement”). The Agreement contains fifty percent (50%) of the songwriter’s share of performance income paid by Royalty Exchange from the composition listed below.

About YoungBoy Never Broke Again and “Cross Me”

Originally known as NBA YoungBoy, YoungBoy Never Broke Again is a highly prolific rapper from Baton Rouge, Louisiana, who has attracted a loyal following for his uncompromising street narratives. His debut album, the platinum-certified *Until Death Call My Name,* hit the Top Ten of the Billboard 200 when it appeared in 2018, and the rapper followed up that effort with multiple releases that year, including the album *Realer* which includes track “Cross Me". That album was also subsequently certified platinum in the United States.


Royalties By Quarter
Q1 2019 - Q1 2022
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
Q1
Q2
Q3
Q4
2019
2020
2021
2022

	2019 Q1	Q2	Q3	Q4	2020 Q1	Q2	Q3	Q4	2021 Q1	Q2	Q3	Q4	2022 Q1	Last 4 Quarters
Total Royalties	$ 4,555	$ 2,775	$ 1,951	$ 1,804	$ 1,769	$ 1,224	$ 466	$ 689	$ 549	$ 456	$ 483	$ 480	$ 477	$ 1,895

VIEW DETAILS

Last 4 Quarters Revenue:
$1,895 (at 50%)

VIP Auction Starts:
9/21/2022 9 AM EDT

SONGVEST

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This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

Disclaimer
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange
Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are “good” investments. Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are “good” investments.

Dalmore Group LLC (“Dalmore”) is registered with the Securities and Exchange Commission (“SEC”) as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. (“FINRA”) and Securities Investor Protection Corporation (“SIPC”) and is the broker-dealer of record on this issuer direct offering.

VIP Auction "Test The Waters" Legend
RoyaltyTraders, LLC ("SongVest") is conducting a VIP Auction, also known as a “testing the waters” for a potential offering under Tier 2 of Regulation A of the Securities Act. No money or other consideration will be solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Circular by the SEC. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Circular that has been qualified by the SEC. A copy of the most recent version of the Offering Circular may be obtained online here:

https://www.sec.gov/Archives/edgar/data/1855626/000182912622003320/royaltytraders_1apos.htm

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management’s current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company’s actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Read the Offering Circular before you invest. SongVest Offering

SONGVEST

LIVE NOW

PLUS check out our current SongShares and Buy Now!

Keith Sweat, Charlie Wilson, and More



THE INC.
presents
LLOYD
featuring
ASHANTI

About the Catalog

This catalog features 117 compositions co-written by songwriter and producer Wirlie Morris.

About Wirlie Morris

Wirlie Morris is a world-class musician, songwriter, and chart-topping producer with multiple Grammy nominations under his belt. Producer for artists like Charlie Wilson, Keith Sweat, Blu Cantrell, Norman Brown, Boys II Men, Johnny Gill, Xscape, and Destiny's Child, Wirlie is an accomplished connoisseur in the world of professional music. With heavy influence in pop, R&B, jazz, and gospel, Wirlie combines a wide range of genres effortlessly, earning him four Grammy nominations and over 15 chart-topping hit records on the Billboard Charts.



Total Royalties
Q3 2019 - Q3 2022
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2019
2020
2021
2022

	2019		2020				2021				2022			Last
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	4 Quarters
Total Royalties	$ 3,362	$ 4,076	$ 3,356	$ 2,733	$ 3,045	$ 3,056	$ 3,686	$ 3,714	$ 4,078	$ 3,722	$ 4,000	$ 2,817	$ 7,370	$ 17,908

BID NOW

Last 12 Months Revenue:
$17,908

Auction Ends:
9/28/2022 6 PM EDT

"Cross Me" feat. Lil Baby and Plies


YOUNGBOY
REALER
NEVER BROKE AGAIN

Overview

The "YoungBoy NBA – Cross Me" Music Royalty Asset is the underlying asset of the "YoungBoy NBA – Cross Me" Royalty Share Agreement (the "Agreement"). The Agreement contains fifty percent (50%) of the songwriter's share of performance income paid by Royalty Exchange from the composition listed below.

About YoungBoy Never Broke Again and "Cross Me"

Originally known as NBA YoungBoy, YoungBoy Never Broke Again is a highly prolific rapper from Baton Rouge, Louisiana, who has attracted a loyal following for his uncompromising street narratives. His debut album, the platinum-certified *Until Death Call My Name,* hit the Top Ten of the Billboard 200 when it appeared in 2018, and the rapper followed up that effort with multiple releases that year, including the album *Realer* which includes track "Cross Me". That album was also subsequently certified platinum in the United States.


Royalties By Quarter
Q1 2019 - Q1 2022
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
Q1
Q2
Q3
Q4
2019
2020
2021
2022

	2019				2020				2021				2022	Last 4
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Quarters
Total Royalties	$ 4,555	$ 2,775	$ 1,951	$ 1,804	$ 1,769	$ 1,224	$ 466	$ 689	$ 549	$ 456	$ 483	$ 480	$ 477	$ 1,895

BID NOW

Last 4 Quarters Revenue:

$1,895 (at 50%)

VIP Auction Ends:

9/28/2022 6 PM EDT

Check out our current SongShares and Buy Now!

Limited Quantities Available



DJ.Fresh



Chippass

SONGVEST

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FAQ >

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This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

Disclaimer

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange
Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments. Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments.

Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

VIP Auction "Test The Waters" Legend

RoyaltyTraders, LLC ("SongVest") is conducting a VIP Auction, also known as a "testing the waters" for a potential offering under Tier 2 of Regulation A of the Securities Act. No money or other consideration will be solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Circular by the SEC. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Circular that has been qualified by the SEC. A copy of the most recent version of the Offering Circular may be obtained online here:

https://www.sec.gov/Archives/edgar/data/1855626/000182912622003320/royaltytraders_1apos.htm

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Read the Offering Circular before you invest. SongVest Offering

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LAST CHANCE: Keith Sweat and "Cross Me"

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Last chance!
Bidding ends 9/28 6 PM EDT


THE INC.
presents
LLOYD
featuring
ASHANTI

Keith Sweat Auction

This is an extensive, mature catalog of primarily R&B and hip hop compositions written by a well-respected songwriter/producer and recorded by major artists over a number of years. The catalog also includes some newer titles providing potential upside to future earnings.

BID NOW


REALER

"Cross Me" VIP Auction

The royalties paid over the last four quarters from the revenue stream contemplated in the "YoungBoy NBA – Cross Me" Royalty Share Agreement have averaged approximately $474 per quarter.

BID NOW

VIP Auctions LIVE 8 AM EDT Tomorrow


ROD WAVE
DARK CLOUDS

Dark Clouds

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DJ.Fresh

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FAQ >

No longer want to receive these emails? Unsubscribe.

This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

Disclaimer
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange
Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments. Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments.

Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

VIP Auction "Test The Waters" Legend
RoyaltyTraders, LLC ("SongVest") is conducting a VIP Auction, also known as a "testing the waters" for a potential offering under Tier 2 of Regulation A of the Securities Act. No money or other consideration will be solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Circular by the SEC. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Circular that has been qualified by the SEC. A copy of the most recent version of the Offering Circular may be obtained online here:

https://www.sec.gov/Archives/edgar/data/1855626/000182912622003320/royaltytraders_1apos.htm

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Read the Offering Circular before you invest. SongVest Offering

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1 HOUR LEFT: Keith Sweat and "Cross Me"

Get your final bids in!

1 Hour Left!
Bidding ends TODAY at 6 PM EDT


THE INC. presents
LLOYD
featuring
ASHANTI

Keith Sweat Auction

This is an extensive, mature catalog of primarily R&B and hip hop compositions written by a well-respected songwriter/producer and recorded by major artists over a number of years. The catalog also includes some newer titles providing potential upside to future earnings.

BID NOW


REALER

"Cross Me" VIP Auction

The royalties paid over the last four quarters from the revenue stream contemplated in the "YoungBoy NBA – Cross Me" Royalty Share Agreement have averaged approximately $474 per quarter.

BID NOW

VIP Auctions LIVE 8 AM EDT Tomorrow


ROD WAVE
DARK CLOUDS

Dark Clouds

BID NOW


END OF EARTH

Antwon - End of Earth

BID NOW



"Fear No More"

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This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

Disclaimer
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange
Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments. Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments.

Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

VIP Auction "Test The Waters" Legend
RoyaltyTraders, LLC ("SongVest") is conducting a VIP Auction, also known as a "testing the waters" for a potential offering under Tier 2 of Regulation A of the Securities Act. No money or other consideration will be solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Circular by the SEC. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Circular that has been qualified by the SEC. A copy of the most recent version of the Offering Circular may be obtained online here:

https://www.sec.gov/Archives/edgar/data/1855626/000182912622003320/royaltytraders_1apos.htm

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Read the Offering Circular before you invest. SongVest Offering

SongVest
Published by Jesse Atwell · 11m ·

Just launched! Hit this link https://bit.ly/svcrossme to bid now and reserve your SongShares for "Cross Me" feat. Lil Baby and Plies from YoungBoy Never Broke Again's Platinum Certified album, 'Realer.'

Disclaimers: http://www.songvest.com/disclaimers



"Cross Me" feat. Lil Baby & Plies
YOUNGBOY
REALER
NEVER BROKE AGAIN
LIVE ON SONGVEST
BID NOW


"Cross Me" feat. Lil Baby & Plies
YOUNGBOY
REALER
NEVER BROKE AGAIN
LIVE ON SONGVEST
BID NOW

songvest • Follow

songvest Just launched! Hit the link in our bio to bid now and reserve your SongShares for "Cross Me" featuring Lil Baby & Plies from YoungBoy Never Broke Again's Platinum certified album 'Realer.'

Disclaimers: http://www.songvest.com/disclaimers

#music #musicinvesting #musicindustry #musicbiz #musicroyalties #songshares #songvest #invest #investing #investinmusic

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songvest 42s
Just launched!
"Cross Me" feat. Lil Baby & Plies
YOUNGBOY
REALER
NEVER BROKE AGAIN
LIVE ON SONGVEST
BID NOW
@songvest
LINK IN BIO

SongVest
564 followers
now •

Just launched! Hit this link https://bit.ly/svcrossme to bid now and reserve your SongShares for "Cross Me" feat. Lil Baby and Plies from YoungBoy Never Broke Again's Platinum Certified album, 'Realer.'

Disclaimers: https://lnkd.in/gAY-_8fn


"Cross Me" feat. Lil Baby & Plies
YOUNGBOY
REALER
NEVER BROKE AGAIN
LIVE ON SONGVEST
BID NOW

SongVest

Published by Jesse Atwell · Just now ·

Ends in less than one hour!

Hit this link https://bit.ly/svksweat to bid on a mature catalog of 100+ R&B and Hip-Hop songs by Lloyd, Charlie Wilson, Keith Sweat, and more!

Hit this link https://bit.ly/svcrossme to bid now and reserve your SongShares for "Cross Me" feat. Lil Baby and Plies from YoungBoy Never Broke Again's Platinum Certified album, 'Realer.'

Disclaimers: http://www.songvest.com/disclaimers


ENDS TODAY
LAST CHANCE
THE INC. presents
LLOYD
featuring
ASHANTI
YOUNGBOY
REALER
NEVER BROKE AGAIN
Mature Catalog: Keith Sweat, Charlie Wilson, and more
"Cross Me" feat. Lil Baby and Plies
songvest.com

Thread

SongVest
@songvest

Less than one hour left!

Hit this link bit.ly/svksweat to bid on a mature catalog of 100+ songs by Lloyd, Charlie Wilson, Keith Sweat, and more!

And this link bit.ly/svcrossme to bid now and reserve your SongShares for "Cross Me" feat. Lil Baby and Plies.


ENDS TODAY
LAST CHANCE
THE INC.
LLOYD
featuring
ASHANTI
REALER
Mature Catalog: Keith Sweat, Charlie Wilson, and more
"Cross Me" feat. Lil Baby and Plies
songvest.com

4:09 PM · Sep 28, 2022 · Twitter Web App

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SongVest @songvest · Now

Replying to @songvest

Disclaimers:

songvest.com

Disclaimers | songvest

SongVest
567 followers
now •

Ends in less than one hour!

Hit this link https://bit.ly/svksweat to bid on a mature catalog of 100+ R&B and Hip-Hop songs by Lloyd, Charlie Wilson, Keith Sweat, and more!

Hit this link https://bit.ly/svcrossme to bid now and reserve your SongShares for "Cross Me" feat. Lil Baby and Plies from YoungBoy Never Broke Again's Platinum Certified album, 'Realer.'

Disclaimers: https://lnkd.in/gAY-_8fn


ENDS TODAY
LAST CHANCE
THE INC. presents
LLOYD
featuring
ASHANTI
YOUNGBOY
REALER
NEVER BROKE AGAIN
Mature Catalog: Keith Sweat, Charlie Wilson, and more
"Cross Me" feat. Lil Baby and Plies
songvest.com



ENDS TODAY
LAST CHANCE
THE INC. presents
LLOYD
"Southside"
featuring
ASHANTI
YOUNGBOY
REALER
NEVER BROKE AGAIN
Mature Catalog: Keith Sweat, Charlie Wilson, and more
"Cross Me" feat. Lil Baby and Plies
songvest.com

songvest · Follow

songvest Less than one hour left!

Hit the link in our bio to bid on a mature catalog of 100+ songs by Lloyd, Charlie Wilson, Keith Sweat and more.

Also ending today is "Cross Me" feat. Lil Baby and Plies from YoungBoy Never Broke Again's platinum certified album, 'Realer.' Bid now to reserve your SongShares.

Disclaimers: http://www.songvest.com/disclaimers

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